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                            March 26, 2021

       Sophie Ye Tao
       Chief Executive Officer
       SPK Acquisition Corp.
       Room 368, 302 Buwei
       211 Fute North Road
       China (Shanghai) Pilot Free Trade Zone, 200131

                                                        Re: SPK Acquisition
Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted March 1,
2021
                                                            CIK No. 0001848097

       Dear Ms. Tao:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 filed March 1, 2021

       Dilution, page 50

   1. We note you have calculated dilution assuming both full and no conversion of shares subject to conversion.
Please expand your disclosure to include a discussion of the purpose for this
presentation and to explain the methodology behind the full and no conversion
calculations. Your revised disclosure should include a discussion of how you calculated both the
proceeds and shares subject to conversion.
   2. Please confirm the mathematical accuracy of your calculations of dilution assuming no conversion and revise
as necessary.
 Sophie Ye Tao
SPK Acquisition Corp.
March 26, 2021
Page 2

        You may contact Eric McPhee at (202) 551 - 3693 or Robert Telewicz at
(202) 551 -
3438 if you have questions regarding comments on the financial statements and related matters. Please contact Maryse Mills-Apenteng at (202) 551 - 3457 or Brigitte Lippmann at
(202) 551 - 3713 with any other questions.



FirstName LastNameSophie Ye Tao                           Sincerely,
Comapany NameSPK Acquisition Corp.
                                                          Division of
Corporation Finance
March 26, 2021 Page 2                                     Office of Real Estate
& Construction
FirstName LastName